Exhibit 4

JOINT INSURANCE AGREEMENT

This Joint Insurance Agreement (the “Agreement”) is entered into as of January 1, 2021, by and among, individually and not jointly, each of the trusts, which are Massachusetts business trusts or Delaware statutory trusts, as listed on Schedule A, each on behalf of its underlying series (each being referred to herein individually as a “Trust” and collectively as the “Trusts” and each underlying series of a Trust being referred to herein individually as a “Fund” and collectively as the “Funds”).

WHEREAS, the Funds are investment companies registered as such under the Investment Company Act of 1940, as amended (the “1940 Act”); and

WHEREAS, the Funds are required to provide and maintain a fidelity bond (the “Bond”) pursuant to Rule 17g-1 under the 1940 Act; and

WHEREAS, paragraph (b) of Rule 17g-1 provides that the fidelity bond may be in the form of a joint insured bond covering the Trusts; and

WHEREAS, the Board of Trustees of each Trust (the “Trustees”), including a majority of those who are not “interested persons” (as that term is defined by the 1940 Act) of the Trust, have made the determinations required by Rule 17g-1, including those provisions specifically applicable to a joint insured bond; and

NOW, THEREFORE, in consideration of the mutual covenants herein contained, the parties hereto agree as follows;

1. Primary Coverage. Each Trust shall have “primary” (i.e., minimum assured) coverage under the Bond with respect to each loss covered under the Bond in the amount shown for such Trust on Schedule B hereto, that is at least equal to the amount that each such Trust would have received had it provided and maintained a single insured bond with the minimum coverage required by paragraph (d)(1) of Rule 17g-1 under the Act.

2. Allocation of Premiums.

For each Trust, the premium on the Bond for any Bond period shall be allocated among the Funds on the basis of the insurer’s estimate of the relative cost to the respective Trusts of maintaining separate bonds in the amounts of their respective primary coverages as stated in Schedule B and with the deductibles applicable to the respective Trust, subject to approval by a majority of the Trustees who are not “interested persons” (as that term is defined by the 1940 Act) of the Trust. Each Trust shall further allocate its portion of the premium among the Funds of such Trust in the same proportion as the percentage amount each Fund’s net assets bears to the Trust’s net assets as of the same date.

3. Recovery of Sufficient Coverage.

Recovery by any Trust for a loss covered under the Bond that does not exceed the limit of coverage provided by the Bond shall be paid in full to the respective Trust in the amount of its respective covered loss.

4. Allocation of Insufficient Coverage. Recovery of a loss covered under the Bond sustained by more than one Trust that in the aggregate exceeds the amount of coverage provided by the Bond shall be equitably and proportionately shared among all such Trusts in amounts consistent with the portion of the Bond premium allocated to each such Trust, provided that, in any event, each such Trust shall receive not less than the amount of its primary coverage shown on Schedule B. Recovery by a Trust under the Bond shall likewise be allocated among the Funds of the Trust based upon the relative premiums for such Bond period borne by the Funds incurring such loss. Any allocation in excess of a loss actually sustained by any Trust shall be reallocated consistent with this paragraph.

5. Deductibles. No deductible under the Bond shall be required for any Trust with respect to a loss sustained by a Trust resulting from larceny or embezzlement.

6. Prior Agreements. This Agreement shall become effective as of January 1, 2021 and shall supersede any previous agreement between or among any parties hereto relating to the allocation of premiums and coverage under any joint-insured fidelity bond, and any such previous agreement is hereby terminated. If and to the extent there is any recovery of a covered loss under the Bond resulting from a claim arising during any period when a party hereto was covered under the Bond but was not yet a party to this Agreement, the terms of this Agreement shall nonetheless control as if it was in full force and effect with respect to that party on that date.

7. Additional Parties. The parties hereby agree that any registered investment company advised by Columbia Management Investment Advisers, LLC or its affiliates may become an insured under the Bond and a party to this Agreement by executing this Agreement and by paying its share of the premium in accordance with Section 2 of this Agreement.

8. Miscellaneous. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute one and the same instrument, which may be sufficiently evidenced by one counterpart. For all purposes, signatures delivered and exchanged by facsimile transmission shall be binding and effective to the same extent as original signatures.

On behalf of each Trust that is organized as a Massachusetts business trust or a series thereof as stated on Schedule A, notice is hereby given that either a copy of the Declaration of Trust or a copy of the Agreement and Declaration of Trust of such Trusts, together with all amendments, is on file with the Secretary of State of the Commonwealth of Massachusetts. The execution and delivery of this Agreement has been authorized by the Trustees and the Agreement has been signed by an authorized officer of the Trusts. It is expressly agreed that the obligations of the Funds under this Agreement shall be binding upon the assets and properties of the applicable Fund(s) only and shall not be binding upon any of the Trustees, shareholders, nominees, officers, agents or employees of the applicable Fund(s), personally, as provided in the Declaration of Trust or the Agreement and Declaration of Trust.

IN WITNESS WHEREOF, each of the undersigned has executed this Agreement by its respective officer as of the date first set forth above.

COLUMBIA ETF TRUST I

COLUMBIA ETF TRUST II

COLUMBIA FUNDS SERIES TRUST

COLUMBIA FUNDS SERIES TRUST I

COLUMBIA FUNDS SERIES TRUST II

COLUMBIA FUNDS VARIABLE INSURANCE TRUST

COLUMBIA FUNDS VARIABLE SERIES TRUST II,

each on behalf of each of their respective series

By:	/s/ Christopher O. Petersen
Name:	Christopher O. Petersen
Title:	President

Schedule A

Columbia ETF Trust I, a Massachusetts business trust

Columbia ETF Trust II, a Delaware statutory trust

Columbia Funds Series Trust, a Delaware statutory trust

Columbia Funds Series Trust I, a Massachusetts business trust

Columbia Funds Series Trust II, a Massachusetts business trust

Columbia Funds Variable Insurance Trust, a Massachusetts business trust

Columbia Funds Variable Series Trust II, a Massachusetts business trust

Schedule B

Bond Period:	January 1, 2021 to June 30, 2022
Bond:	87155121B
Insurance Company:	ICI Mutual Insurance Company
Limit of Liability:	$50,000,000

Primary Coverage Allocable to Each Company

Companies	Amount ($)
Columbia ETF Trust I	$1,356,965.37
Columbia ETF Trust II	$779,957.59
Columbia Funds Series Trust	$5,252,456.11
Columbia Funds Series Trust I	$13,953,436.05
Columbia Funds Series Trust II	$9,113,405.94
Columbia Funds Variable Insurance Trust	$5,476,496.89
Columbia Funds Variable Series Trust II	$14,067,282.04

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